SUBSIDIARIES


Name                              Jurisdiction of Incorporation     % Ownership

Private Label Cosmetics, Inc.               New Jersey                  100%

P.L.C. Specialties, Inc.                    New Jersey                  100%

Fashion Laboratories, Inc.                   Delaware                   100%

International Cosmetic
     Group, Inc.                            New Jersey                  100%

Scent 123, Inc.                              Delaware                   100%